04012567

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 73/29.1.04

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release regarding "Ilariona plant".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
-Press Release

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

The **PUBLIC POWER CORPORATION S.A.**, in respect of publications in the daily press regarding the **Ilarion Hydroelectric Project** (HEP), wishes to inform the general public the following:

1. The Ilarion HEP that is being constructed upstream of three (3) Hydroelectric Power Stations being "en cascade" on the Aliakmon river, is a project of exceptional importance for the National Economy and our Company, provided that it contributes decisively to the water supply of the city of Thessalonica, in the irrigation of large areas in the region of Western Macedonia, to the production of electric energy and to the optimization of the management of the Aliakmon river waters.

2. By the new institutional framework of the deregulation of the electricity market, the MICHANIKI S.A. technical company has pursued to take on behalf of its production license for the said Project, which however was not given to it as being contrary to the legislation in force.

3. In February 2002, an international call for tenders was published for the construction of Civil Works of the Ilarion HEP.

   In the relevant call it was expressively reported that for the participation in the said bidding experience in constructing similar projects was required, taking also into account the special technical features of the project (seismic area, size of dam etc). The MICHANIKI company had no such required experience and as a consequence was excluded from the process of said bidding.

   Finally, ten from the bigger technical companies (8 Greek and 2 from the European Union) took part in the competition, alone or in consortia, which had the required experience (TERNA SA, AKTOR ATE, Consortium "J and P AVAX SA – PROODEFTIKI ATE - EMPEDOS SA" Consortium "AEGEK – METON", IMPREGILO S.p.A., Consortium "PANTECHNIKI SA - FCC CONSTRUCTION SA"). As lowest bidder was declared the Consortium "AEGEK-METON" and the project was assigned to it by a unanimous decision of the the PPC SA Board of Directors, against a total price of € 101,643,262 on a PPC budgeted price of €125,500,000, that is with a discount of 20%.

The relevant Contract was signed on July 1, 2003, and since then the project is being executed and a satisfactory progress is noted.

4. In respect of a denunciation to the European Commission for the Ilarion HEP - the content of which we ignore - and in the framework of the provided for such cases procedure, an extensive correspondence was exchanged between the Greek authorities and the representatives of European Commission, from which it results that the reproaches of the European Commission are focused in three (3) points, which have **absolutely no relation** with the reason for which the MICHANIKI company was excluded from the process of the said bidding.

   Finally, the competent Department of the European Commission intends to propose in the EC to place said matter into the archives, since following the apposition of relative technical and legal argumentation and the given reciprocal explanations and clarifications, no litigation exist between the Commission and the Hellenic Republic.

   Despite this, we have ascertained, much to our regret, that the MICHANIKI company has sent a notice at the ASE, which contains inaccurate data that do not correspond to the facts.

   As a result of the above, the PPC SA reserves its legal rights and more specifically the one to claim the re-establishment of whichever financial or non-financial damage has suffered so far or it may suffer in future from the distortion of the facts, that is being attempted on a defamatory way to its damage.

Athens, 28 January 2004

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 73/29.1.04

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release regarding "Ilariona plant".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
-Press Release

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

The **PUBLIC POWER CORPORATION S.A.**, in respect of publications in the daily press regarding the **Ilarion Hydroelectric Project** (HEP), wishes to inform the general public the following:

1. The Ilarion HEP that is being constructed upstream of three (3) Hydroelectric Power Stations being "en cascade" on the Aliakmon river, is a project of exceptional importance for the National Economy and our Company, provided that it contributes decisively to the water supply of the city of Thessalonica, in the irrigation of large areas in the region of Western Macedonia, to the production of electric energy and to the optimization of the management of the Aliakmon river waters.

2. By the new institutional framework of the deregulation of the electricity market, the MICHANIKI S.A. technical company has pursued to take on behalf of its production license for the said Project, which however was not given to it as being contrary to the legislation in force.

3. In February 2002, an international call for tenders was published for the construction of Civil Works of the Ilarion HEP.

   In the relevant call it was expressively reported that for the participation in the said bidding experience in constructing similar projects was required, taking also into account the special technical features of the project (seismic area, size of dam etc). The MICHANIKI company had no such required experience and as a consequence was excluded from the process of said bidding.

   Finally, ten from the bigger technical companies (8 Greek and 2 from the European Union) took part in the competition, alone or in consortia, which had the required experience (TERNA SA, AKTOR ATE, Consortium "J and P AVAX SA – PROODEFTIKI ATE - EMPEDOS SA" Consortium "AEGEK – METON", IMPREGILO S.p.A., Consortium "PANTECHNIKI SA - FCC CONSTRUCTION SA"). As lowest bidder was declared the Consortium "AEGEK-METON" and the project was assigned to it by a unanimous decision of the the PPC SA Board of Directors, against a total price of € 101,643,262 on a PPC budgeted price of €125,500,000, that is with a discount of 20%.

The relevant Contract was signed on July 1, 2003, and since then the project is being executed and a satisfactory progress is noted.

4. In respect of a denunciation to the European Commission for the Ilarion HEP - the content of which we ignore - and in the framework of the provided for such cases procedure, an extensive correspondence was exchanged between the Greek authorities and the representatives of European Commission, from which it results that the reproaches of the European Commission are focused in three (3) points, which have **absolutely no relation** with the reason for which the MICHANIKI company was excluded from the process of the said bidding.

   Finally, the competent Department of the European Commission intends to propose in the EC to place said matter into the archives, since following the apposition of relative technical and legal argumentation and the given reciprocal explanations and clarifications, no litigation exist between the Commission and the Hellenic Republic.

   Despite this, we have ascertained, much to our regret, that the MICHANIKI company has sent a notice at the ASE, which contains inaccurate data that do not correspond to the facts.

   As a result of the above, the PPC SA reserves its legal rights and more specifically the one to claim the re-establishment of whichever financial or non-financial damage has suffered so far or it may suffer in future from the distortion of the facts, that is being attempted on a defamatory way to its damage.

Athens, 28 January 2004